Exhibit 99.1

Grupo Financiero Galicia S.A. Announces Pricing of Primary Follow-on Offering

Buenos Aires, Argentina, September 26, 2017. Grupo Financiero Galicia S.A. (NASDAQ: GGAL; Bolsas y Mercados Argentinos S.A./Mercado Abierto Electrónico S.A.: GGAL, the “Company”), announces today that it has priced its previously announced global primary follow-on offering of Class B ordinary shares and American Depositary Shares (“ADSs”), each representing 10 Class B ordinary shares (the “Offering”), consisting of (i) a preferential rights offering of Class B ordinary shares to existing shareholders in Argentina which expired on September 26, 2017, (ii) an offering of Class B ordinary shares in Argentina and (iii) an offering of ADSs in the United States, which has been registered with the U.S. Securities and Exchange Commission (the “SEC”). The portions of the global offering conducted in Argentina will be not registered with the SEC and are not addressed to persons in the United States.

The Offering priced 110 million Class B shares at US$5 per Class B ordinary share (the “Offering Price Per Share”) or US$50 per ADS for an aggregate Offering size of US$550 million. Pursuant to the Offering, Grupo Financiero Galicia has granted the underwriters an option to purchase additional Class B ordinary shares from Grupo Financiero Galicia at the Offering Price per Share, which may result in the issuance of up to an additional 16.5 million Class B ordinary shares. The preferential rights offering of Class B ordinary shares to existing shareholders in Argentina represented 16.07% of the Offering (excluding preferential rights transmitted to facilitate the international offering).

Grupo Financiero Galicia intends to use the proceeds from the offering to fund organic growth, increase capital levels of subsidiaries, purchase of additional minority interest in Tarjetas Regionales, and general corporate purposes.

BofA Merrill Lynch and UBS Investment Bank are acting as joint bookrunners in the international offering. Banco de Galicia y Buenos Aires S.A. is acting as the placement agent for the offering in Argentina.

A registration statement on Form F-3 and a prospectus supplement relating to the ADSs have been filed with the SEC.

Copies of the prospectus supplement relating to the ADSs may be obtained from BofA Merrill Lynch at NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte NC 28255-0000, Attention: Prospectus Department, or by email at dg.prospectus_requests@baml.com or from UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by email at ol-prospectus-request@ubs.com, or by telephone at +1 (888) 827-7275. The registration statement and the prospectus supplement are available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the securities referred to herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Argentine public offering has been authorized by the Comisión Nacional de Valores (“CNV”), the Argentine securities regulator, pursuant to Resolution No.18,927 dated September 7, 2017. The CNV authorization means only that the information requirements of the CNV have been satisfied. The CNV has not rendered any opinion in respect of the accuracy of the information contained in the Argentine prospectus.